UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For March 29, 2011

Commission File Number 001-14624

RBS Holdings N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as a Company announcement in Amsterdam, The Netherlands on March 29, 2011:

RBS Holdings N.V.
Results for the year ended 31 December 2010

RBS Holdings N.V. today announces the publication of its 2010 Annual Report.  This 2010 annual report is the first annual report of RBS Holdings N.V. after the separation of ABN AMRO Bank N.V. on 1 April 2010. RBS Holdings N.V. and its banking entity RBS N.V. are majority owned by The Royal Bank of Scotland Group plc

The RBS Holdings N.V. 2010 Annual Report is available on the RBS website (www.RBS.com).

RBS Holdings N.V.
Results for the year ended 31 December 2010

RBS Holdings N.V. (until 1 April 2010 named ABN AMRO Holding N.V.) is the parent company of The Royal Bank of Scotland N.V. (‘RBS N.V.’) consolidated group of companies and associated companies (‘Group’).

Financial review

Operating profit/(loss) before tax

Operating profit before tax for the year was €425 million compared with a loss of €4,847 million in 2009. This results from an improvement in operating income following significant fair value losses in 2009 which were not repeated in 2010, a reduction in operating expenses and lower loan impairments reflecting the gradual improvement in market conditions.

Total income

Total income increased 177% to €3,872 million compared with €1,397 million in 2009. This is principally due to losses on counterparty Credit Valuation Adjustments ('CVA') and Collateralised Debt Obligations ('CDO') in 2009, which were not repeated in 2010.

Net interest income decreased by €407 million, reflecting further reductions in interest earning assets, which were transferred to The Royal Bank of Scotland plc ('RBS plc'). In addition interest income reduced by €162 million due to reductions in the balance sheet following Non-Core disposals in Asia and Latin America. The decrease in net interest income was partially offset by an adjustment made to the carrying value of Tier 1 hybrid capital securities which adjusted interest payable.

Non-interest income/(loss) increased to €2,445 million from a loss of €437 million in 2009, primarily due to the increase in other operating income and income from trading activities.  The increase in other operating income is mainly attributable to the non reoccurrence of the fair value losses of €2,024 on a portfolio of credit default swaps, used to hedge the loan book following the tightening of the credit spreads in the first half of 2009. The increase in trading income mainly relates to the non reoccurrence of credit market losses in 2009 on exposures to monoline insurers and CDOs which were substantially risk transferred to RBS plc. Net fee and commissions payable improved largely due to a true-up in the fee calculation for the Asset Protection Scheme ('APS') back-to-back agreement between RBS N.V. and RBS plc offset by a decrease in fees and commissions receivable due to reduced business origination and activity following transfers of businesses to RBS plc.

Operating expenses

Operating expenses decreased to €3,380 million from €4,621 million in 2009. This reflects the transfer of businesses to RBS plc and Non-Core disposals, thus reducing the scale of operations and number of employees within the Group. Additionally the 2009 results included charges related to costs incurred on the sale of businesses in Asia and the related goodwill impairments.

Impairment losses

Impairment losses were €67 million for the year ended 31 December 2010, compared with €1,623 million in 2009. Large specific provisions were made in 2009 reflecting the challenging credit environment.

Tax

The effective tax rate for 2010 was 71.0% compared with 9.6% in 2009.

Profit/(loss) from discontinued operations
Discontinued operations recorded a €985 million profit after tax compared with a €18 million loss after tax for the prior year. The results from discontinued operations are mainly attributable to the gain on the sale of the Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010.

Condensed consolidated income statement
for the year ended 31 December 2010

	2010 €m	2009* €m
Interest receivable	3,061	4,763
Interest payable	(1,634)	(2,929)
Net interest income	1,427	1,834
Fees and commissions receivable	1,152	1,506
Fees and commissions payable	214	(483)
Income/(loss) from trading activities	1,131	(303)
Other operating loss	(52)	(1,157)
Non-interest income/(loss)	2,445	(437)
Total income/(loss)	3,872	1,397
Operating expenses	(3,380)	(4,621)
Profit/(loss) before impairment losses	492	(3,224)
Impairment losses	(67)	(1,623)
Operating profit/(loss) before tax	425	(4,847)
Tax (charge)/credit	(302)	465
Profit/(loss) from discontinued operations, net of tax	985	(18)
Profit/(loss) for the year	1,108	(4,400)

Profit/(loss) attributable to:
Non-controlling interests	(2)	(1)
Shareholders of the parent company	1,110	(4,399)
	1,108	(4,400)
* 2009 comparatives have been re-presented for the classification of the Dutch State acquired businesses as discontinued operations.

Condensed consolidated statements of comprehensive income
for the year ended 31 December 2010

	2010 €m	2009 €m
Profit/(loss) for the year	1,108	(4,400)
Other comprehensive income
Available-for-sale financial assets	(2,105)	20
Cash flow hedges	1,393	(254)
Currency translation	105	(296)
Other comprehensive (loss)/income before tax	(607)	(530)
Tax credit	199	138
Other comprehensive (loss)/income after tax	(408)	(392)
Total comprehensive income/(loss) for the year	700	(4,792)

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(2)	5
Shareholders of the parent company	702	(4,797)
	700	(4,792)

Condensed consolidated balance sheets
for the year ended 31 December 2010

	2010 €m	2009 €m
Assets
Cash and balances at central banks	8,323	28,382
Loans and advances to banks	26,705	37,719
Loans and advances to customers	44,496	219,958
Debt securities	52,260	84,800
Equity shares	22,634	17,236
Settlement balances	3,573	3,398
Derivatives	28,272	57,392
Intangible assets	199	645
Property, plant and equipment	283	1,961
Deferred tax	5,440	5,427
Prepayments, accrued income and other assets	5,388	7,538
Assets of disposal groups	2,809	4,889
Total assets	200,382	469,345

Liabilities
Deposits by banks	31,985	44,948
Customer accounts	54,905	201,098
Debt securities in issue	53,411	96,291
Settlement balances and short positions	5,202	7,503
Derivatives	35,673	62,959
Accruals, deferred income and other liabilities	5,213	13,675
Retirement benefit liabilities	75	154
Deferred tax	195	241
Subordinated liabilities	6,894	14,666
Liabilities of disposal groups	1,857	8,894
Total liabilities	195,410	450,429

Non-controlling interests	24	36
Shareholders of the parent company	4,948	18,880
Total equity	4,972	18,916

Total liabilities and equity	200,382	469,345

Commentary on condensed consolidated balance sheets

2010 compared with 2009
Total assets were €200.4 billion at 31 December 2010, a decrease of €269.0 billion, or 57%, when compared with €469.4 billion at 31 December 2009. The decrease in Loans and advances to customers, Intangible assets, Property plant and equipment, Prepayments, accrued income and other assets is mostly due to the sale of Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010.

Cash and balances at central banks decreased by €20.0 billion or 71% to €8.3 billion at 31 December 2010 compared with €28.4 billion at 31 December 2009 due to a reduction in surplus cash balances held at central banks and other liquid assets, which had been built up as a prudent measure ahead of the legal separation of the Dutch State acquired businesses. Following separation on 1 April 2010, the liquid assets and associated short-term wholesale funding were managed down to business as usual levels.

Loans and advances to banks decreased by €11.0 billion, or 29%, to €26.7 billion at 31 December 2010 compared with €37.7 billion at 31 December 2009. This decrease is predominantly attributable to a decrease in time deposits placed of €7.5 billion due to a dividend settlement with Santander, as well as the sale of Dutch State acquired businesses included in the new ABN AMRO Bank.

Debt securities decreased by €32.5 billion to €52.3 billion, reflecting the sale of Dutch State acquired businesses as well as a decrease in the fair value of government securities, and significant divestments of debt securities.  Equity shares increased by €5.4 billion, to €22.6 billion, largely due to a recovery of the equity markets in 2010.

Derivative assets decreased by €29.1 billion, or 51%, to €28.3 billion at 31 December 2010 compared with €57.4 billion at 31 December 2009. Derivative liabilities decreased by €27.3 billion, or 43%, to €35.7 billion at 31 December 2010 compared to the balance of €63.0 billion at 31 December 2009. This was partly attributable to the sale of Dutch State acquired businesses included in the new ABN AMRO Bank, the novation to RBS plc of derivative financial instruments and the lower volume of over the counter traded derivatives.

Total liabilities were €195.4 billion as at 31 December 2010, a decrease of € 255.0 billion, or 57% when compared with €450.4 billion at 31 December 2009. Deposits by banks, Customer accounts, Debt securities in issue, Subordinated liabilities, and Accruals, deferred income and other liabilities have significantly decreased due to the sale of Dutch State acquired businesses included in the new ABN AMRO Bank N.V. on 1 April 2010.

Total equity at 31 December 2010 was €5.0 billion, a decrease of €13.9 billion compared with 31 December 2009. This was mainly due to a decrease in share premium and retained earnings as a result of the €9.0 billion dividend distributions by RBS Holdings to RFS Holdings for the benefit of Santander, coupled with a €6.5 billion dividend distribution for the benefit of the Dutch State as part of the sale of the new ABN AMRO Bank on 1 April 2010.  In addition, during the year €1.4 billion in unrealised losses were recorded in other comprehensive income predominantly relating to available-for-sale debt securities. Cash flow hedging reserves improved by €1.0 billion due to the realisation of reserves following the sale of the new ABN AMRO Bank. In order to capitalise the remaining shared assets and the remaining Dutch State acquired businesses, Santander and the Dutch state injected €0.1 billion and €0.3 billion, respectively in capital.  RBS Group injected €0.5 billion in the second half of 2010 in order to further strengthen the Group's capital position.

Condensed consolidated statements of changes in equity
for the year ended 31 December 2010

	2010 €m	2009 €m
Called-up share capital
At 1 January and 31 December	1,852	1,852
Share premium account
At 1 January	11,943	5,343
Share premium increase	915	6,600
Dividends distributed to the shareholders of the parent company	(10,671)	-
At 31 December	2,187	11,943
Available-for-sale reserve
At 1 January	(840)	(865)
Unrealised (losses)/gains in the year	(1,827)	75
Realised (gains)/losses in the year	(278)	(55)
Taxation	526	5
At 31 December	(2,419)	(840)
Cash flow hedging reserve
At 1 January	(1,071)	(866)
Amount recognised in equity during the year	1,393	(253)
Amount transferred from equity to earnings in the year	-	(1)
Taxation	(350)	49
At 31 December	(28)	(1,071)
Foreign exchange reserve
At 1 January	299	517
Gains/(losses) arising during the period	151	(200)
Reclassification of foreign currency gains/(losses) included in the income statement	(46)	(102)
Taxation	23	84
At 31 December	427	299
Retained earnings
At 1 January	6,697	11,096
Profit/(loss) attributable to shareholders of the parent company
-continuing operations	125	(4,381)
-discontinuing operations	985	(18)
Dividends distributed to shareholders of the parent company	(4,863)	-
Other changes	(15)	-
At 31 December	2,929	6,697

Equity attributable to shareholders of the parent company	4,948	18,880

Non-controlling interests
At 1 January	36	46
Comprehensive (loss)/income in the year	(2)	5
Repayment to non-controlling interests	(10)	(15)
At 31 December	24	36

Total equity at 31 December	4,972	18,916

Condensed consolidated cash flow statements
for the year ended 31 December 2010

	2010 €m	2009 €m
Operating activities
Operating profit/(loss) before tax	425	(4,847)
Operating profit before tax on discontinued operations	1,080	30

Adjustments for non-cash items	184	4,739
Net cash inflow/(outflow) from trading activities	1,689	(78)
Changes in operating assets and liabilities	(27,328)	45,756
Net cash flows from operating activities before tax	(25,639)	45,678
Income taxes (paid)/received	(133)	-
Net cash flows from operating activities	(25,772)	45,678

Net cash flows from investing activities	8,355	(8,262)

Net cash flows from financing activities	152	(2,889)

Effects of exchange rate changes on cash and cash equivalents	218	(414)

Net (decrease)/increase in cash and cash equivalents	(17,047)	34,113
Cash and cash equivalents at 1 January	20,601	(13,512)
Cash and cash equivalents at 31 December	3,554	20,601

Management report

Management’s report on the Annual Report 2010 for purposes of Section 5:25 sub 2 Financial Supervision Act

The Managing Board certifies that, to the best of their knowledge:
the financial statements give a true and fair view, in all material respects, of the assets, liabilities, financial position and profit and loss of  RBS Holdings N.V. and its consolidated entities;
the annual report gives a true and fair view, in all material respects, of  RBS Holdings N.V. and its consolidated entities as per 31 December 2010 and their state of affairs during 2010; and the annual report describes the material risks that RBS Holdings N.V. is facing.

Managing Board

Amsterdam, 28 March 2011

Risk factors

Risk factors

Set out below are certain risk factors which could affect the Group's future results and cause them to be materially different from expected results. The Group's results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Risks relating to the Group

The Group is reliant on RBS Group

The Group is part of RBS Group and receives capital from RBS Group. The Group also receives certain services from RBS Group and has access to the infrastructure of RBS Group which the Group requires in order to operate its business. The reduction or cessation of the ability of RBS Group to provide intra-group funding, capital injections or support directly or indirectly to the Group may result in funding or capital pressures and liquidity stress for the Group and may have a material adverse effect on the operations, financial condition and results of operations of the Group.

The Group’s businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets

The performance of the Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the Netherlands, the United Kingdom, other countries throughout Europe, the United States and Asia. The outlook for the global economy over the near to medium term remains challenging, particularly in the Netherlands, the United Kingdom, other European economies and the United States. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial markets conditions have not yet fully normalised. These conditions led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity in 2008 and 2009, resulting in the development of significant problems at a number of the world’s largest corporate institutions operating across a wide range of industry sectors, many of which are the Group’s customers and counterparties in the ordinary course of its business. In response to this economic instability and market illiquidity, a number of governments, including the government of the Netherlands, the government of the United Kingdom and the governments of the other EU member states and the United States Government intervened in order to inject liquidity and capital into the financial system, and in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest levels of GDP growth in the near to medium term. Similar conditions are likely to exist in a number of the Group’s key markets, including those in the Netherlands, the United Kingdom and the rest of Europe. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability of credit for financial institutions and upward pressure on the cost of credit for financial institutions, including RBS Holdings and RBS N.V., and will continue to impact the credit quality of the Group’s customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, decreased asset values, additional write-downs and impairment charges and lower profitability.

In particular, the performance of the Group may be affected by economic conditions impacting EU member states. For example, the financial problems recently experienced by the governments of certain EU member states (including Greece and Ireland) may lead to the issuance of significant volumes of debt by such member states and European Union entities, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This, as well as credit rating downgrades experienced by such member states, could adversely affect the Group’s access to the debt capital markets and may increase the Group’s funding costs, which could have a material adverse impact on the Group’s earnings, cash flow and financial condition. In addition, EU member states in which the Group operates have agreed to provide financial assistance to certain member states, currently Greece and Ireland, and may be required to provide financial assistance to other EU member states in the future, which may in turn have a negative impact on the financial condition of those EU member states providing the assistance. The Group’s exposure to the economies of such member states has resulted in the Group making significant provisions. Should the adverse economic conditions currently faced by such member states be replicated in other EU member states, the risks discussed above would be exacerbated.

Risk factors

In addition, the Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The Group is currently exposed to country concentration risk in the Netherlands, the United States, the United Kingdom, Greece, Spain and the rest of Europe and certain business sector concentration risk relating to personal and banking and financial institution exposures and the natural resources sector. The Group’s performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which (as has already occurred in certain instances) may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the control of the Group.

An extensive restructuring and balance sheet reduction programme of RBS Group is ongoing and may adversely affect the Group’s business, results of operations, financial condition, capital ratios and liquidity

The RBS Group is in the course of implementing an extensive restructuring of its businesses, operations and assets, including those of the members of RBS Group, and may, in the future, consider making further changes to its business, operations, structure and assets.

As part of this restructuring and the Group’s refocus on core strengths and its disposal programme, RBS Holdings has been restructured into Core and Non-Core components. The Group expects to substantially run down or dispose of the businesses, assets and portfolios within the Non-Core division by 2013 and, during the course of 2010, it concluded the sales of businesses in Latin America, Asia, Europe and the Middle East.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which may remain challenging, there is no assurance that the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favourable economic terms to the Group or at all. Tax liabilities could arise on the disposal of assets. Furthermore, where transactions are entered into for the purpose of selling non-core assets and businesses, they may be subject to conditions precedent, including government and regulatory approvals and completion mechanics that in certain cases may entail consent from customers. There is no assurance that such conditions precedent will be satisfied, or consents and approvals obtained, in a timely manner or at all. Any of the above factors could affect the Group's ability to implement its strategic plan and have a material adverse effect on the Group's business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in securities issued by the Group (the 'Securities').

In addition, the Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion. In certain cases, the period between the announcement of a transaction and its completion may be lengthy and may span many months. Other risks that may arise out of the disposal of the Group’s assets include ongoing liabilities up to completion of the relevant transaction in respect of the assets and businesses disposed of, commercial and other risks associated with meeting covenants to the buyer during the period up to completion, the risk of employee and customer attrition in the period up to completion, substantive indemnity obligations in favour of the buyer, the risk of liability for breach of warranty, the need to continue to provide transitional service arrangements for potentially lengthy periods following completion of the relevant transaction to the businesses being transferred and redundancy and other transaction costs. Further, the Group may be required to enter into covenants agreeing not to compete in certain markets for specific periods of time. In addition, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group’s business arising from implementing the restructuring plans) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Any of the above factors could negatively affect the Group’s ability to implement its strategic plan and have a material adverse effect on the Group’s business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in the Securities.

Any future restructuring may impact issues of securities by RBS Holdings and RBS N.V. and may result in changes to their businesses, operations and assets. Although it is difficult to determine the impact that such changes may have (if any) on RBS Holdings or RBS N.V., these changes may have a material adverse impact on their business, financial condition, results of operations and prospects and RBS Holdings’ and RBS N.V.’s credit ratings, and may also negatively impact the value in the Securities.

Lack of liquidity is a risk to the Group’s business and its ability to access sources of liquidity has been, and will continue to be, constrained

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an

Risk factors

over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. During recent years, credit markets worldwide have experienced a severe reduction in liquidity and term funding. During this time, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. The uncertainty regarding the perception of credit risk across different banking groups also led to reductions in inter-bank lending, and hence, in common with many other banking groups, the Group’s access to traditional sources of liquidity has been, and may again be, restricted.

The Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the Group’s ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during recent periods of liquidity stress has been constrained to the point where it, in common with many other banking groups, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity. While money market conditions improved during the course of 2009 and 2010, with the Group seeing a material reduction of funding from central banks, further tightening of credit markets could have a materially adverse impact on the Group. The Group, in common with other banking groups, may need to seek funds from alternative sources and potentially at higher costs than has previously been the case.

In addition, there is also a risk that corporate and financial institution counterparties with credit exposures may seek to reduce their credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

There can be no assurance that the measures described above, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the Group’s overall cost of funding or require the Group to consider disposals of other assets not previously identified for disposal to reduce its funding requirements, each of which could have a material adverse impact on the Group’s financial condition and results of operations or result in a loss of value in the Securities.

The financial performance of the Group has been affected by deteriorations in borrower credit quality and it may continue to be impacted by any further deteriorations, including as a result of prevailing economic and market conditions, and legal and regulatory developments

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Whilst some economies stabilised over the course of the last two years, the Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the financial institution and natural resources sectors) and in a number of geographies (such as the Netherlands, the United Kingdom, the rest of Europe and the United States). The credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions, as well as by the legal and regulatory landscape in their respective markets, and if there is a further deterioration in economic and market conditions in one or more markets in which the Group operates or there are changes to the legal or regulatory landscapes in such markets, this could worsen the credit quality of the Group’s borrowers and counterparties and also impact the Group’s ability to enforce contractual security rights.

The trends and risks affecting borrower credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, higher costs, additional write-downs and losses for the Group, and may result in a loss of value in the Securities.

The actual or perceived failure or worsening credit of the Group’s counterparties has adversely affected and could continue to adversely affect the Group

The Group’s ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial institutions, sovereign counterparties or the financial services industry generally, have led to market-wide liquidity problems, losses and defaults and could lead to further losses being incurred by the Group or by other institutions. Many of these transactions expose the Group to credit risk in the event of default by the Group’s counterparty or client and the Group does have significant exposures to certain individual

Risk factors

counterparties (including counterparties in certain geographic markets, particularly the Netherlands, the United Kingdom, the rest of Europe and the United States). In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group’s results of operations and financial condition or result in a loss of value in the Securities.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, affected by depressed asset valuations resulting from poor market conditions

Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition and its results of operations or result in a loss of value in the Securities.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis risks associated with hedging transactions, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price and basis, volatility and correlation risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent years. Changes in currency rates, particularly in the euro-sterling and euro-US dollar exchange rates, affect the value of assets, liabilities, income and expenses denominated in non-euro currencies and may affect income from foreign exchange dealing. RBS Holdings prepares its consolidated financial statements in euro. Fluctuations in the exchange rates used to translate other currencies into euro affect RBS Holdings’ reported consolidated financial condition, results of operations and cash flows from year to year and those of the Group’s non-eurozone operations. The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group’s investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant variations in the value of such portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks for which materialisation is highly dependent on relative changes in the first order risks referred to above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings

RBS N.V. has been subject to a number of downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of RBS N.V. would further increase the Group’s borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. The credit ratings of RBS N.V. are also important to the Group when competing in certain markets. As a result, any further reductions in RBS N.V.’s long-term or short-term credit ratings could adversely affect the Group’s access to liquidity and competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition or result in a loss of value in the Securities.

Risk factors

The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements

Effective management of the Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue RBS Group’s strategy of returning to standalone strength. The Group is required by regulators in the Netherlands, the United Kingdom, the United States and other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy.

On 17 December 2009, the Basel Committee on Banking Supervision (the 'Basel Committee') proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled 'Strengthening the resilience of the banking sector'. On 12 September 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced further details of the proposed substantial strengthening of existing capital requirements, and the reforms were endorsed by the G-20 leaders after the G-20 Summit in Seoul in November 2010. On 16 December 2010, the Basel Committee published the Basel III rules in documents entitled 'Basel III: A global regulatory framework for more resilient banks and banking systems' (containing the reforms relating to capital) and 'Basel III: International framework for liquidity risk measurement, standards and monitoring' (containing the reforms relating to liquidity).

The Basel Committee's package of reforms includes increasing the minimum common equity requirement from 2 per cent (before the application of regulatory adjustments) to 4.5 per cent. (after the application of stricter regulatory adjustments). The total Tier 1 capital requirement, which includes common equity and other qualifying financial instruments, will increase from 4 per cent. to 6 per cent. The total capital requirement (which comprises Tier 1 capital and Tier 2 capital) remains at 8 per cent. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer of 2.5 per cent. to withstand future periods of stress, bringing the total common equity requirements to 7 per cent. If there is excess credit growth in any given country resulting in a system-wide build up of risk, a countercyclical buffer within a range of 0 per cent. to 2.5 per cent. of common equity (or possibly other fully loss absorbing capital) is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. The liquidity coverage ratio is intended to promote resilience to potential liquidity stress scenarios lasting for a 30-day period. The net stable funding ratio is intended to limit over reliance on short-term wholesale funding and has been developed to provide a sustainable maturity structure of assets and liabilities. The Basel Committee is conducting further work on systemically important financial institutions and contingent capital in close coordination with the Financial Stability Board. The Basel Committee has stated that measures may include capital surcharges, contingent capital and bail-in debt (which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount). Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable. The Basel Committee is expected to complete by early to mid 2011 a methodology for identifying global systemically important financial institutions with a view to the Financial Stability Board and national authorities determining by mid-2011 those institutions to which the recommendations for global systemically important financial institutions will initially apply. In addition, by mid-2011, the Basel Committee is to complete a study of how much additional loss absorbency capacity global systemically important financial institutions should have and how much of such capacity could be provided by the various proposed instruments (which include contingent capital securities and bail-in debt).

The implementation of the Basel III reforms will begin on 1 January 2013, however the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

To the extent the Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the Group (such as deleveraging of legacy positions and securitisations, including non-core, as well as other actions being taken to derisk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates, including the European Commission’s public consultation on further possible changes to the Capital Requirements Directive launched in February 2010, may require the Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital and will result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital, either at the same level as present or at all. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

Risk factors

As at 31 December 2010, the Group’s Tier 1 and Core Tier 1 capital ratios were 11.1 per cent. and 8.8 per cent., respectively, calculated in accordance with Dutch Central Bank (De Nederlandsche Bank N.V.) requirements. Any change that limits the Group' s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the Securities.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate

Under IFRS, the Group recognises at fair value: (i) financial instruments classified as 'held-for-trading' or 'designated as at fair value through profit or loss'; (ii) financial assets classified as 'available-for-sale'; and (iii) derivatives, each as further described in 'Critical Accounting policies' on page 109 of the Annual Report and Accounts. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the recent financial crisis. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition. Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of the Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a material adverse effect on the Group’s results of operations and financial condition or result in a loss of value in the Securities.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected

The consolidation that has taken place in recent years among banking institutions in the Netherlands, the United Kingdom, the United States and throughout Europe continues to change the competitive landscape for banks and other financial institutions. If financial markets continue to be volatile, more banks may be forced to consolidate. This consolidation, in combination with the introduction of new entrants into the Netherlands, the United States and United Kingdom markets from other European and Asian countries, could increase competitive pressures on the Group.

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. The effects of the substantial government shareholding and involvement in banks may differ from jurisdiction to jurisdiction, and such involvement may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. Since the markets in which the Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability, financial condition and prospects or result in a loss of value in the Securities.

As a further condition to RBS Group receiving HM Treasury support, the Group is prohibited from making discretionary coupon payments on, and exercising call options in relation to, certain of its existing hybrid capital instruments, which may impair the Group’s ability to raise new capital through the issuance of Securities

RBS Group was required to obtain State aid approval for the aid given to RBS Group by Her Majesty’s Treasury in the United Kingdom ('HM Treasury') as part of the placing and open offer undertaken by RBS Group in December 2008, the issuance of £25.5 billion of B shares in the capital of RBS Group (which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of RBS Group) to HM Treasury, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares in the capital of RBS Group if certain conditions are met and RBS Group’s participation in the United Kingdom Government’s Asset Protection Scheme (the 'APS'), which covers, among other things, a pool of assets within the businesses of the Group (the former ABN AMRO Holding N.V.

Risk factors

group) that were acquired by RBS Group (the 'State Aid'). In that context, as part of the terms of the State Aid approval, RBS Group, together with HM Treasury, agreed with the terms of a State Aid restructuring plan.

On 26 November 2009, RBS Group also entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings given by RBS Group to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State Aid provided to RBS Group.

As part of these commitments and undertakings, RBS Group has agreed that RBS Holdings will not pay investors any coupons on, or exercise any call rights in relation to, certain hybrid capital instruments specified in an announcement by RBS Group on 31 August 2010, unless in any such case there is a legal obligation to do so, for an effective period of two years commencing on 1 April 2011. The Group is also subject to restrictions on the exercise of call rights in relation to the Group’s other hybrid capital instruments.

It is possible that the Group may, in future, be subject to further restrictions on payments on the Group’s hybrid capital instruments, whether as a result of undertakings given to regulatory bodies, changes to capital requirements such as the Basel III rules published by the Basel Committee on 16 December 2010 or otherwise.

The undertakings described above may serve to limit the Group’s ability to raise new capital through the issuance of Securities.

The Group could fail to attract or retain senior management, which may include members of the Group’s Supervisory Board and Managing Board, or other key employees, and it may suffer if it does not maintain good employee relations

The Group’s ability to implement its strategy depends on the ability and experience of its senior management, which may include members of the Group’s Supervisory Board and Managing Board, or other key employees. The loss of the services of certain key employees, particularly to competitors, could have an adverse impact on the Group’s business. The Group’s future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of government funding (such as RBS Group). In connection with its accession to the APS, RBS Group agreed with HM Treasury that it will be at the leading edge of implementing the G 20 principles and to consult with UK Financial Investments Limited in connection with RBS Group’s remuneration policy and RBS Group made a commitment to HM Treasury to comply with the UK Financial Services Authority (the 'FSA') Remuneration Code which came into force on 1 January 2010. On 1 January 2011, a revised FSA Remuneration Code came into effect to implement the requirements of the Capital Requirements Directive III. In addition, as a result of its accession to the APS, RBS Group also has reached agreement with HM Treasury in relation to remuneration arrangements for certain employees involved in the APS, including approval rights for the Asset Protection Agency on related performance targets. The deferral and claw-back provisions implemented by RBS Group may impair the ability of RBS Group to attract and retain suitably qualified personnel in various parts of RBS Group’s businesses.

In recent years, the Group has altered certain of the pension benefits it offers to staff and some employees continue to participate in defined benefit arrangements. The following two changes have been made to the United Kingdom defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy.

In addition to the effects of such measures on the Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group’s financial condition and results of operations or result in a loss of value in the Securities.

In addition, certain of the Group’s employees in Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including works councils and trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results. As the Group implements cost-saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its restructuring plans), it faces increased risk in this regard and there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience difficulties in consultation processes with employee representative bodies in relevant jurisdictions and strikes or other industrial action from time to time, which could have a material adverse effect on its business and results of operations and could cause damage to its reputation.

Risk factors

Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments could have an effect on how the Group conducts its business and on its results of operations and financial condition

The Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention, changes to the regulations governing financial institutions and reviews of the industry, including nationalisations or injections of government capital in the United States, the United Kingdom and other European countries. In recent years, there has also been increasing focus in the Netherlands, the United Kingdom and United States and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of RBS Group’s participation in government or regulator-led initiatives), the Group expects to face greater regulation and scrutiny in the Netherlands, the United Kingdom, the United States and other countries in which it operates, including throughout the rest of Europe.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the Netherlands, the United Kingdom, the other parts of Europe in which the Group operates and the United States (such as new liquidity rules in the Netherlands in anticipation of the implementation of, and other changes required by, the EU Capital Requirements Directives, the bank levy in the United Kingdom or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition or result in a loss of value in the Securities.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include, but are not limited to:

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•
requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	government-imposed requirements with respect to lending to small and medium sized businesses and larger commercial and corporate entities and residential mortgage lending;

•	requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

•	the imposition of restrictions on the Group’s ability to compensate its senior management and other employees;

•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•
other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing and the introduction of, or changes to, levies, fees or taxes applicable to the Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

•	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group’s products and services.

The Group is and may be subject to litigation and regulatory investigations that may impact its business

The Group’s operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the

Risk factors

future be, involved in various disputes, legal proceedings and regulatory investigations in the Netherlands, the United Kingdom, other parts of the EU, the United States and other jurisdictions, including class action litigation, anti-money laundering charges and sanctions, compliance investigations and review by the European Commission under State Aid rules. Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation or results of operations or result in a loss of value in the Securities. For details about certain litigation and regulatory investigations in which the Group is involved, see page 159 of the Annual Report and Accounts'.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations

The Group maintains a number of defined contribution pension schemes and defined benefit pension schemes for past and a number of current employees. The RBS AA Pension Scheme in the UK and the Stichting Pensioenfonds RBS Nederland in the Netherlands are the largest of the schemes for the Group and its main sources of pension risk. Pensions risk is the risk that the assets of the Group’s various defined benefit pension schemes which are long term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members.

Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition or result in a loss of value in the Securities.

The Group is subject to enforcement risks relating to the United States Department of Justice’s criminal investigation of its dollar clearing activities

In May 2010, following a criminal investigation by the United States Department of Justice ('DoJ') into RBS N.V.’s dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. (formerly ABN AMRO Bank N.V.) formally entered into a Deferred Prosecution Agreement ('DPA') with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired RBS Holdings including its subsidiary RBS N.V. The agreement was signed by RBS N.V. and is binding on that entity and its subsidiaries.

Pursuant to the DPA, RBS N.V. paid a penalty of U.S. $500 million and agreed that it will comply with the terms of the DPA and continue to fully co-operate with any further investigations. Payment of the penalty was covered by a provision established in April 2007 when an agreement in principle to settle was first announced. Upon satisfaction of the conditions of the DPA for the period of 12 months from 10 May 2010, the matter will be fully resolved. Failure to comply with the terms of the DPA during the 12-month period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse impact upon the Group’s operations, any of which could have a material adverse impact on its business, reputation, results of operations and financial condition.

The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability arrangement that changes the legal recourse available to investors

On 6 February 2010, ABN AMRO Bank N.V. (as it was then named) was demerged into two entities, being RBS N.V. (the former ABN AMRO Bank N.V.) and the new ABN AMRO Bank.

In principle investors now only have recourse to the entity to which the relevant assets and liabilities have been transferred for payments in respect of the appropriate securities. Under the Dutch Civil Code, however, each entity remains liable to creditors for the monetary obligations of the other entity that existed at the date of the legal demerger in

Risk factors

the event that the other entity cannot meet its obligations to those creditors. In each case, the liability relates only to obligations existing at the date of the legal demerger.

The liability of RBS N.V. is limited to the equity retained at legal demerger. At the time of the legal demerger, this liability amounted to €4.0 billion and this liability will reduce over time. The liability of the new ABN AMRO Bank N.V. is limited to the amount of equity acquired at legal demerger, which amounted to €1.8 billion, which will also reduce over time.

RBS N.V. has made arrangements to mitigate the risks of liability to the creditors which transferred to the new ABN AMRO Bank upon legal demerger. The new ABN AMRO Bank has also made arrangements to mitigate the risks of liability to the creditors that remain in RBS N.V. Both of these entities hold the level of regulatory capital agreed upon with the Dutch Central Bank for purposes of covering any residual risks.

Operational risks are inherent in the Group’s operations

The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group’s business, applicable authorisations and licenses, reputation, results of operations and the price of any Securities.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates

The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the Group would reduce the Group’s profitability. Revisions to tax legislation or to its interpretation might also affect the Group’s results in the future.

The Group’s operations have inherent reputational risk

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group’s ability to keep and attract customers. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

The Group’s business and earnings may be affected by geopolitical conditions

The performance of the Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the Netherlands, the United Kingdom and other countries in Europe, the United States and Asia. For example, the Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower’s ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business.

Risk factors

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group’s Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements (see the risk factor above headed 'The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements'). Those rules include a requirement that deferred tax assets which rely on future profitability of the Group to be realised may only receive limited recognition when calculating the common equity component of Tier 1 which therefore limits the amount of deferred tax assets which can count towards that component of Tier 1 capital. The implementation of the Basel III reforms will begin on 1 January 2013, however the restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

Risks relating to the Asset Protection Scheme

On 22 December 2009, the RBS Group acceded to the Asset Protection Scheme with HM Treasury acting on behalf of the United Kingdom Government. Neither RBS Holdings nor RBS N.V. is a party to the APS. The APS is a unique form of credit protection over a complex range of diversified assets and exposures (the “Covered Assets”) in a number of jurisdictions and, as at 31 December 2010, included assets and exposures of RBS N.V. and its wholly-owned subsidiaries in the amount of €17.5 billion (the “RBS N.V. Covered Assets”). If losses on assets covered by the APS exceed £60 billion (net of recoveries), HM Treasury will bear 90 percent of further losses. In the event of a further severe or prolonged economic downturn, which could result in extreme credit losses on the RBS Group’s asset portfolio, the APS provides additional protection to the RBS Group’s capital ratios and financial position. The RBS Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS.

On 26 November 2009, RBS N.V. and RBS entered into two back-to-back contracts in relation to the RBS N.V. Covered Assets, which were effective from 22 December 2009 (the 'Contracts'). Pursuant to the Contracts, RBS N.V. has purchased credit protection through a financial guarantee and a credit default swap arrangement with RBS to strengthen its capital position and to de-risk future earnings. The guarantee agreement provides RBS N.V. with 100 per cent. protection over a specific portfolio of covered assets held at amortised cost by the Group The credit derivative agreement provides equivalent protection over a portfolio of derivatives owned by the RBS N.V. Group. The Contracts were amended and restated on 16 July 2010 with retrospective effect. The amendments related to, among other things, the triggers for, and calculation of, losses in respect of which protection is provided under the Contracts.

There are limits on the coverage provided by the Contracts and uncovered exposures and risks may have a material adverse impact on the Group’s business, financial condition, capital position, liquidity and results of operation

Protection under the Contracts, which is linked to the circumstances in which protection is available under the APS, may be limited or may cease to be available where (i) RBS N.V. Covered Assets are not correctly or sufficiently logged or described, (ii) a RBS N.V. Covered Asset is disposed of (in whole or in part) prior to a trigger event, (iii) the terms of the APS do not apply or are uncertain in their application, (iv) certain criminal conduct has or may have occurred in respect of RBS N.V. Covered Assets, (v) a breach of bank secrecy, confidentiality, data protection or similar laws has or may occur, (vi) certain of the extensive governance, asset management, audit and reporting obligations under the UK Asset Protection Scheme Terms and Conditions (the 'Scheme Conditions') are not complied with, where the Group is required to comply with, or to ensure that RBS can comply with, such obligations pursuant to the Contracts, (vii) the Group does not comply with, or enable RBS to comply with, the instructions of a step-in manager appointed by HM Treasury in respect of RBS N.V. Covered Assets or (viii) HM Treasury seeks to appoint a step-in manager in respect of RBS N.V. Covered Assets and it is not possible to obtain consent from the Dutch Central Bank (if required) to such step-in.

If the Group is required to seek consent from the Dutch Central Bank to such step-in, and such consent is not obtained by the date (which will be no less than 10 business days after the notice from HM Treasury) on which the step-in rights must be effective, and other options to effect compliance are not possible (at all or because the costs involved prove prohibitive), the relevant RBS N.V. Covered Assets would need to be withdrawn by RBS Group from the APS where

Risk factors

permissible under the Scheme Conditions or, otherwise, with HM Treasury consent. If RBS Group cannot withdraw such Covered Assets from the APS, RBS Group would be likely to lose protection in respect of these assets under the APS.

The Group is subject to limitations on actions it can take in respect of the RBS N.V. Covered Assets and certain related assets and to extensive governance, asset management, audit and reporting obligations under the Scheme Conditions which the Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts. The Group’s compliance with such relevant obligations is dependent on its ability to (i) implement efficiently and accurately approval processes and reporting, governance and management systems in accordance with the relevant obligations and (ii) comply with applicable laws and regulations where it does business. Since the Group’s operational systems were not originally designed to facilitate compliance with these extensive continuing obligations, there is a risk that the Group will fail to comply with a number of these obligations. Where the Group is in breach of the continuing obligations under the Scheme Conditions that it is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts or is otherwise unable to provide or verify information as required under the APS, recovery of losses under the Contracts may be adversely impacted and HM Treasury may in addition have the right to exercise certain step-in rights in respect of RBS N.V. Covered Assets, including the right to require RBS to appoint a step-in manager in relation to RBS N.V. Covered Assets who may exercise oversight, direct management rights and certain other rights. The occurrence of the risks or circumstances referred to above may impact the enforceability and/or level of protection available to RBS Group under the APS.

If RBS Group loses protection under the APS in respect of any RBS N.V. Covered Asset as a result of a failure of RBS N.V. to comply in a material respect with its obligations under the Contracts, the credit protection provided to the Group by the Contracts would be lost and any losses incurred on such asset would continue to be borne fully by the Group. This may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer, its credit ratings may drop, its capital ratios may decline, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially.

The extensive governance, asset management and information requirements under the Scheme Conditions, which the Group is required to comply with or to ensure that RBS plc can comply with, pursuant to the Contracts may have an adverse impact on the Group. In addition, any changes or modifications to the Scheme Conditions may have a negative impact on the expected benefits of the Contracts and may have an adverse impact on the Group

HM Treasury may, following consultation with RBS Group, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) in certain circumstances, which may be retrospective. The protection provided to the Group by the Contracts is linked, in certain respects, to the protection that RBS Group receives under the APS. As a consequence, modifications to, or replacements of, the Scheme Conditions may result in (i) a loss of or reduction in the protection expected by the Group under the Contracts, (ii) an increase in the risk weightings of the RBS N.V. Covered Assets, (iii) a material increase in the continuing reporting obligations or asset management conditions applicable to the Group under the Scheme Conditions which the Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts and/or (iv) restrictions or limitations on the Group’s operations. The consequences of any such modifications are impossible to quantify and are difficult to predict and may have a material adverse effect on the Group’s financial condition and results of operations.

There are extensive governance, asset management and information requirements under the Scheme Conditions in relation to the RBS N.V. Covered Assets which the Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts and HM Treasury also has the right to require the appointment of one or more step-in managers to exercise certain step-in rights in certain circumstances. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the RBS N.V. Covered Assets. Additionally pursuant to the accession agreement between HM Treasury and RBS Group relating to the accession to the APS (the 'Accession Agreement'), HM Treasury has the right to require RBS to appoint one or more Special Advisers ('SOC Special Advisers') to exercise oversight functions over certain assets in the APS. On 18 June 2010, the Asset Protection Agency required that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS and there have been four such appointments to date granting certain oversight rights in relation to certain specified assets. Two of those appointments related to assets owned by RBS N.V. The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group’s operations with the result that the Group’s business, results of operations and financial condition will suffer. In addition, the market’s reaction to such controls and limitations may have an adverse impact on the price of the Securities.

Risk factors

Any changes to the expected regulatory capital treatment of the Contracts, may negatively impact the Group’s capital position

One of the objectives of the Contracts was to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant members of the Group. There is a risk that the interpretation of the relevant regulatory capital requirements by one or more of the relevant regulatory authorities may differ from that assumed by the Group, with the result that the anticipated improvement to the Group’s capital ratios will not be fully achieved.

There is a further risk that, given that the current regulatory capital requirements and the regulatory bodies governing these requirements are subject to unprecedented levels of review and scrutiny both globally and locally, the regulatory capital treatment may differ from that assumed by the Group in respect of the Contracts. Any changes to the regulatory capital treatment of the Contracts could negatively impact the Group’s capital ratios, which could cause the Group’s business, results of operations and financial condition to suffer, its credit ratings to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially.

Fulfilling the disclosure obligations of the Group under the Contracts may give rise to litigation and regulatory risk

In order to fulfil (or as a consequence of fulfilling) its disclosure obligations under the Contracts by disclosing certain information to RBS Group, RBS, and/or the subsequent disclosure to HM Treasury or the FSA or their disclosure of such information to third parties for certain specified purposes, the Group may incur the risk of civil suits, criminal liability or regulatory actions. Adverse regulatory action or adverse judgments in litigation could have a significant effect on the Group’s reputation or results of operations or result in a loss of value in the Securities. Alternatively, in order to avoid the risk of such civil suits or regulatory actions or to avoid the risk of criminal liability, RBS Group may choose to or be required to remove RBS N.V. Covered Assets from the APS so as not to be required to disclose such information to HM Treasury or the FSA, with the result that such assets will not be protected by the APS, which would result in a loss of protection to the Group under the Contracts. The effect of the removal of such RBS N.V. Covered Assets will impact the level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer.

Investors should be aware that the materialisation of any of the above risks may adversely affect the value of any Securities.

Contacts

RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758	RBS Group Media Relations +44 131 523 4414(UK) +31 20 464 1150 (NL)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   29 March 2011

RBS HOLDINGS N.V. (Registrant)

By:	/s/ Pieter van der Harst
	Name:	Pieter van der Harst
	Title:	Chief Financial Officer